1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Nauman Malik nauman.malik@dechert.com +1 202 261 3456 Direct +1 202 261 3062 Fax

March 20, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: Eagle Point Credit Company Inc.

Ladies and Gentlemen:

On behalf of Eagle Point Credit Company Inc. (the “Registrant”), a closed-end management investment company, electronically transmitted for filing is the Registrant’s initial registration statement on Form N-2 under the Investment Company Act of 1940, as amended, and Securities Act of 1933, as amended, with exhibits (the “Registration Statement”) to register preferred stock of the Registrant. Registration fees in the amount of $116.20 have been submitted in connection with this filing.

Please direct any questions concerning the filing to the undersigned at (202) 261-3456 or Thomas J. Friedmann at (202) 261-3313.

Very truly yours,

/s/ Nauman S. Malik